UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549
                            ____________

                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 1)

                       Tele-Communications, Inc.
                          (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B Liberty Media Group, Common Stock, par value $1.00 per share.
(5) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
______________________________________________________________
                   (Title of Class of Securities)

(1) Series A TCI Group Common Stock:  87924V101
(2) Series A Liberty Media Group Common Stock:  87924V507
(3) Series B TCI Group Common Stock:  87924V200
(4) Series B Liberty Media Group Common Stock:  87924V606
(5) Class B Preferred Stock:  87924V309
______________________________________________________________
                         (CUSIP Number)

                       William S. Huff, Esq.
                     Holme Roberts & Owen LLP
                     1700 Lincoln, Suite 4100
                      Denver, Colorado 80203
                          (303) 861-7000
______________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          June 16, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.
Check the following box if a fee is being paid with the statement //.

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Donne F. Fisher

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /   (b) /X /

3 SEC USE ONLY

4 SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7 SOLE VOTING POWER

426,366 shares of Series A TCI Group Common Stock
249,072 shares of Series B TCI Group Common Stock
194,421 shares of Series A Liberty Group Common Stock
62,268 shares of Series B Liberty Group Common Stock
4,299 shares of Class B Preferred

NUMBER OF
SHARES            8   SHARED VOTING POWER*
BENEFICIALLY
OWNED         1,000,000 shares of Series A TCI Group Common Stock
BY              0      shares of Series B TCI Group Common Stock
EACH          4,763,834 shares of Series A Liberty Group Common
                        Stock
REPORTING     7,636,464 shares of Series B Liberty Group Common
                        Stock
Person          125,000 shares of Class B Preferred

9 SOLE DISPOSITIVE POWER

426,366 shares of Series A TCI Group Common Stock
249,072 shares of Series B TCI Group Common Stock
194,421 shares of Series A Liberty Group Common Stock
62,268 shares of Series B Liberty Group Common Stock
4,299 shares of Class B Preferred

10 SHARED DISPOSITIVE POWER*

1,000,000 shares of Series A TCI Group Common Stock
    0     shares of Series B TCI Group Common Stock
4,763,834 shares of Series A Liberty Group Common Stock
7,636,464 shares of Series B Liberty Group Common Stock
  125,000 shares of Class B Preferred

* See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,426,366 shares of Series A TCI Group Common Stock
249,072 shares of Series B TCI Group Common Stock
4,958,255 shares of Series A Liberty Group Common Stock
7,698,732 shares of Series B Liberty Group Common Stock
129,299 shares of Class B Preferred

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES    /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 .2% of the Series A TCI Group Common Stock,
 .3% of the Series B TCI Group Common Stock,
 2.2% of the Series A Liberty Group Common Stock,
36.3% of the Series B Liberty Group Common Stock
8.0% of the Class B Preferred Stock

14 TYPE OF REPORTING PERSON
IN

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel L. Ritchie

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /  (b) /X /

3 SEC USE ONLY

4 SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7 SOLE VOTING POWER

-0-

NUMBER OF
SHARES                   8 SHARED VOTING POWER*
BENEFICIALLY
OWNED           1,000,000 shares of Series A TCI Group Common
                          Stock
BY                  0     shares of Series B TCI Group Common
                          Stock
EACH            4,763,834 shares of Series A Liberty Group Common
                          Stock
REPORTING       7,636,464 shares of Series B Liberty Group Common
                          Stock
PERSON            125,000 shares of Class B Preferred

9 SOLE DISPOSITIVE POWER

-0-

10 SHARED DISPOSITIVE POWER*
1,000,000 shares of Series A TCI Group Common Stock
0 shares of Series B TCI Group Common Stock
4,763,834 shares of Series A Liberty Group Common Stock
7,636,464 shares of Series B Liberty Group Common Stock
125,000 shares of Class B Preferred

See Item 5(b).

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000 shares of Series A TCI Group Common Stock
0 shares of Series B TCI Group Common Stock
4,763,834 shares of Series A Liberty Group Common Stock
7,636,464 shares of Series B Liberty Group Common Stock
125,000 shares of Class B Preferred

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES    /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 .2% of the Series A TCI Group Common Stock,
0% of the Series B TCI Group Common Stock,
2.1% of the Series A Liberty Group Common Stock,
36% of the Series B Liberty Group Common Stock
7.7% of the Class B Preferred Stock

14 TYPE OF REPORTING PERSON
IN

ITEM 1.  SECURITY AND ISSUER.

The class of equity to which this Schedule 13D relates is as follows:

(1) Tele-Communications, Inc. Series A TCI Group, Common
Stock, par value $1.00 per share ("TCI Series A");

(2) Tele-Communications, Inc. Series B TCI Group Common
Stock, par value $1.00 per share ("TCI Series B");

(3) Tele-Communications, Inc. Series A Liberty Media Group,
Common Stock, par value $1.00 per share (Liberty Series A");

(4) Tele-Communications, Inc. Series B Liberty Media Group,
Common Stock, par value $1.00 per share ("Liberty Series B");
and

(5) Class B 6% Cumulative Redeemable Exchangeable Junior
Preferred Stock, par value $.01 per share (the "Class B
Preferred").

The issuer of the TCI Series A, TCI Series B, Liberty Series A, Liberty Series B (collectively the "Common Stock") and Class B Preferred (together with the Common Stock, the "Company Securities") is Tele-Communications, Inc. whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Amendment No.1 amends and restates the Schedule 13D filed on December 6, 1996. This Amendment is filed on behalf of Donne F. Fisher and Daniel L. Ritchie who are making a joint filing pursuant to Rule 13d-1(f) with respect to the Company Securities described in this Schedule although the filing persons do not expressly affirm the existence of any group. The filing persons are executors of the estate of Bob Magness (the "Estate") which directly owns the Company Securities identified in this filing as subject to shared voting and dispositive powers by the filing person.

(b) The business address of Donne F. Fisher is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. The business address of Daniel L. Ritchie is c/o of the University of Denver, 2199 South University Boulevard, Denver, Colorado 80208-2111.

(c) Donne F. Fisher is a consultant of Tele-Communications, Inc.
with a principal business address as set forth in subsection (a) above. Daniel L. Ritchie is Chancellor of the University of Denver with a principal business address as set forth in subsection (a) above.

(d) and (e) None of the above named persons have, during the last five years (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

(f) All of the above named persons are citizens of the United
States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The filing persons are executors of the Estate. On June 16, 1997 the executors entered into a transaction whereby 30,545,864 shares of TCI Series B were exchanged with the Company for 30,545,864 shares of TCI Series A. Subsequently, the executors disposed of 32,068,588 shares of TCI Series A to primarily pay the expenses of administration, debt and tax liabilities of the Estate. The remaining shares of TCI Series A held by the Estate (other than 1,000,000 shares subject to the 1995 option grant) were paid out to the appropriate designated beneficiaries as required under certain option agreements and certain employee benefit plans. Additionally this Amendment reflects changes in ownership of shares of Liberty Series A held by the Estate and Mr. Fisher as a result of stock dividend of one share of Liberty Series A for every two shares of Liberty Series A and every two shares of Liberty Series B held by each of the shareholders in December 1996, and changes in the ownership of shares of Liberty Series B of the Estate as a result of a distribution to the heirs of the Estate.

Except as otherwise set forth in the preceding sentence, none of the filing persons has any present plan or proposal that relates to or would result in

(a) the acquisition by any person of additional securities of the Company, or the disposition of additional securities of the Company; except that although there is no present plan to dispose of additional Company Securities, the executors intend to sell or otherwise dispose of Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Estate, and (ii) as may be required of the executors in fulfillment of their fiduciary duties to the Estate;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any material change in the Company's business or corporate structure;

(g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange;

(i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of the Company Securities beneficially owned by the filing persons as of March 1, 1997, are as follows.

Donne F. Fisher

Aggregate
Beneficial                    Percent
Ownership                     of Class(1)

1,426,366 TCI Series A(2)         .2%
  249,072 TCI Series B            .3%
4,958,255 Liberty Series A(3)     2.2%
7,698,732 Liberty Series B       36.3%
  129,299 Class B Preferred       8.0%

(1) Based on 598,055,198 shares of TCI Series A (excluding shares held by subsidiaries of the Company), 84,647,065 shares of TCI Series B, 228,721,426 shares of Liberty Series A, 21,187,969 shares of Liberty Series B and 1,620,026 shares of Class B Preferred (excluding shares held by subsidiaries of the Company) outstanding as of March 1, 1997 as provided to the filing persons by the Company.

(2) Includes the right of the Estate to acquire 1,000,000 shares pursuant to stock options granted in December 1995 and the right of Donne F. Fisher to acquire 80,000 shares pursuant to stock options granted in November of 1994 and 10,000 shares pursuant to stock options granted in January 1996.

(3) Includes the right of the Estate to acquire 375,000 shares pursuant to stock options granted in December 1995 and the right of Donne F. Fisher to acquire 30,000 shares pursuant to stock options granted in November of 1994 and 3,750 shares pursuant to stock options granted in January 1996.


Daniel L. Ritchie

Aggregate
Beneficial                      Percent
Ownership                       of Class(1)

1,000,000 (TCI Series A)(4)         .2%
0 (TCI Series B)                     0%
4,763,834 (Liberty Series A)(5)    2.1%
7,636,464 (Liberty Series B)      36.3%
125,000 Class B Preferred          7.7%

(4) Includes the right of the Estate to acquire 1,000,000 shares pursuant to stock options granted in December 1995.

(5) Includes the right to of the Estate acquire 375,000 shares pursuant to stock options granted in December 1995.

(b) The following indicates for each filing person the number of shares of Company Securities as to which there is sole and/or shared power (with the co-executor) to vote or dispose of the shares:

Donne F. Fisher

Sole Power                   Shared Power(5)

426,367 TCI Series A         1,000,000 TCI Series A
249,072 TCI Series B         0 TCI Series B
194,421 Liberty Series A     4,763,834 Liberty Series A
62,268 Liberty Series B      7,636,464 Liberty Series B
4,299 Class B Preferred        125,000 Class B Preferred

(5) Donne F. Fisher disclaims beneficial ownership of the shares held by the Estate.

Daniel L. Ritchie

Sole Power                        Shared Power(6)

0          TCI Series A           1,000,000 TCI Series A
0          TCI Series B           0 TCI Series B
0          Liberty Series A       4,763,834 Liberty Series A
0          Liberty Series B       7,636,464 Liberty Series B
0          Class B Preferred        125,000 Class B Preferred

(6) Daniel L. Ritchie disclaims beneficial ownership of the shares held by the Estate.

(c) During the last 60 days, none of the filing persons have effected any transactions in the Company Securities except as disclosed under Item 4 of this Amendment.

(d) Not applicable.

(e) The filing persons ceased to be beneficial owners of TCI
Series B on June 16, 1997.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

No filing person is a party to any contract, arrangement or understanding with respect to the Company Securities.

Pursuant to a letter agreement dated June 17, 1988, Mr. Magness had agreed with Dr. John Malone that prior to making a disposition of a significant portion of his respective holdings of TCI Series B Stock or Liberty Series B Stock, he would first offer Dr. Malone the opportunity to purchase the shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)this Schedule 13D is filed jointly on behalf of each of the signatories.

Dated: July 9, 1997

/s/ Donne F. Fisher
___________________________________________
Donne F. Fisher

/s/ Daniel L. Ritchie
___________________________________________
Daniel L. Ritchie